                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             _______________________

                                AMENDMENT NO. 13
                                       TO
                                   SCHEDULE TO
                  TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                             _______________________

                               CII FINANCIAL, INC.
                      (Name of subject companies (issuer))

                         CII FINANCIAL, INC., as issuer
         (Names of filing persons (identifying status as offeror, issuer or other person))
                             _______________________

                    7 1/2% CONVERTIBLE SUBORDINATED DEBENTURES
                  DUE SEPTEMBER 15, 2001 OF CII FINANCIAL, INC.
                         (Title of Class of Securities)
                             _______________________

                                    12551LAB7
                      (CUSIP Number of Class of Securities)

                             David Sonenstein, Esq.
                                 General Counsel
                              2716 North Tenaya Way
                               Las Vegas, NV 89128
                            Telephone: (702) 242-7046
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                   Copies to:

                            Stephen P. Farrell, Esq.
                              Howard A. Kenny, Esq.
                         Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                            New York, New York 10178
                            Telephone: (212) 309-6000

                            CALCULATION OF FILING FEE
              Transaction Valuation (1)          Amount of Filing Fee
                    $47,059,000                      $12,424

(1)  Pursuant to Rule 457(f)(2) under the Securities Act of 1933, this amount is based upon the book value of the $47,059,000  aggregate principal amount of the 7 1/2% convertible subordinated debentures due September 15, 2001, that may be received in the exchange offer.

[X]  Check box if any part of the fee is offset as  provided by Rule 0-11 (a)(2)
     and identify the filing with which the offsetting fee was previously  paid.
     Identify the previous filing by registration  statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $12,424
Form or Registration No.:  Form S-4 (File No. 333-52726)
Filing Party:  CII Financial, Inc.
Date Filed:  December 26, 2000

[ ] Check the box if the filing relates solely to preliminary  communications made before the commencement of a tender offer.

Check the  appropriate  boxes below to designate any  transactions  to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ X ]

                               INTRODUCTION

     This Amendment No. 13 to a Tender Offer Statement on Schedule TO relates to
the  offer  by  CII   Financial,   Inc.,  a  California   corporation   ("CII
Financial"),  to  exchange  up to  $47,059,000  of  the  outstanding  7 1/2%
convertible     subordinated     debentures     due     September    15,    2001
("Debentures"),  of CII  Financial,  Inc.,  (or such lesser number as are
properly   tendered)  for  new  senior  debentures  or  cash  (the  "Exchange
Offer"),  upon the  terms and  subject  to the  conditions  set forth in CII
Financial's  Registration  Statement on Form S-4 (File No. 333-52726) filed with the Securities  and Exchange  Commission on December 26, 2000, and as amended on
February  5,  2001,  March 1,  2001,  March 30,  2001 and  April  18,  2001 (the
"Registration Statement").

     The information in the Registration  Statement and the exhibits thereto are incorporated  herein by reference  in this  Schedule TO in answer to some of the items required in this Schedule TO.

     CII Financial hereby amends and supplements the Schedule TO as follows:

ITEM 4.  Terms of the Transaction

     The  Exchange  Offer was  closed on May 7,  2001.  CII  Financial  accepted
$42,053,000  aggregate principal amount of Debentures in exchange for new senior debentures  and  cash.  Of the  total  amount  tendered,  $32,848,000  aggregate principal  amount were  tendered for cash and  $9,205,000  were tendered for new senior debentures. The cash option of the Exchange Offer was oversubscribed.  In accordance  with the terms of the Exchange  Offer,  each holder who tendered for cash received cash for 82.471% of the holder's Debentures tendered for cash at a price of $739.12 per $1,000 principal amount and received new senior  debentures for 17.529% of the  holder's  Debentures  tendered for cash.  In effecting  this proration,  in lieu of issuing new senior  debentures in  denominations  smaller than $1,000, CII Financial  purchased an additional $31,000 aggregate  principal amount of Debentures tendered for cash.

     As a  result,  CII  Financial  purchased  $27,090,000  principal  amount of
Debentures  for cash and  issued  $14,963,000  principal  amount  of new  senior debentures.  CII Financial also paid accrued but unpaid interest on the tendered
Debentures to May 7, 2001.

ITEM 11. Additional Information

     On May 8, 2001, CII Financial  issued a press release  announcing the final results of the exchange  offer,  a copy of which is filed as Exhibit  (a)(27) to this  Amendment  No.  13 to  the  Schedule  TO  and is  incorporated  herein  by reference.

ITEM 12.      Materials to be filed as Exhibits.

(a)(27)*   Press Release Issued by the Company on May 8, 2001.

 _______________

*Previously filed with the Securities and Exchange Commission.

                                    SIGNATURE

     After due inquiry  and to the best of my  knowledge  and belief,  I certify that the information set forth in this statement is true, complete and correct.

Date:    May 8, 2001
                                   CII FINANCIAL, INC.

                                   By:  /s/ David M. Sonenstein
                                        Name:   David M. Sonenstein
                                        Title:  Secretary and General Counsel

                                INDEX TO EXHIBITS

                                     Exhibit
Exhibit
Number
 ______

(a)(27)*   Press Release Issued by the Company on May 8, 2001.

 ____________

*Previously filed with the Securities and Exchange Commission.